Exhibit 99.1
StealthGas Inc.
Unaudited Condensed Consolidated Financial Statements

Index to unaudited condensed consolidated financial statements

Pages

Unaudited Condensed Consolidated Balance Sheets — December 31, 2007 and September 30, 2008	2
Unaudited Condensed Consolidated Statements of Income for the quarter and for the nine month periods ended September 30, 2007 and 2008	3
Unaudited Condensed Consolidated Statements of Cash Flows for the nine month periods ended September 30, 2007 and 2008	4
Notes to the Unaudited Condensed Consolidated Financial Statements	5 - 18

StealthGas Inc.
Unaudited Condensed Consolidated Balance Sheets
December 31, 2007 and September 30, 2008 (Expressed in United States Dollars, except share data)

	December 31,	September 30,
	2007	2008

Assets
Current assets
Cash and cash equivalents	33,114,872	16,497,995
Trade receivables	2,349,275	2,188,730
Claims receivable	46,070	49,593
Inventories	836,365	1,363,119
Advances and prepayments	212,919	300,349
Restricted cash	7,727,272	2,863,070
Vessels held for sale	25,210,568	—

Total current assets	69,497,341	23,262,856

Non current assets
Advances for vessels under construction and acquisitions	12,450,000	22,893,343
Vessels, net	395,095,322	535,590,447
Restricted cash	200,000	600,000
Deferred finance charges, net of accumulated amortization of $162,132 and $246,929	350,663	511,541
Fair value of derivatives	—	1,490,445

Total non current assets	408,095,985	561,085,776

Total assets	477,593,326	584,348,632

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	7,846,691	4,146,519
Trade accounts payable	3,406,421	3,643,187
Other accrued liabilities	3,928,028	5,127,465
Customer deposits	—	1,433,228
Deferred income	3,972,370	3,717,101
Current portion of long-term debt	14,719,156	21,362,118
Current portion of long-term debt associated with vessel held for sale	3,500,000	—

Total current liabilities	37,372,666	39,429,618

Non current liabilities
Fair value of derivatives	3,288,989	4,586,600
Customer deposits	5,174,093	3,434,093
Fair value of below market acquired time charter	1,187,417	315,779
Long-term debt	127,539,373	220,610,775

Total non current liabilities	137,189,872	228,947,247

Total liabilities	174,562,538	268,376,865

Commitments and contingencies	—	—

Stockholders’ equity
Capital stock 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share 100,000,000 common shares authorized 14,400,000 and 22,310,110 shares issued and outstanding with a par value of $0.01 per share	222,841	223,101
Additional paid-in capital	281,612,867	283,227,118
Retained earnings	21,650,412	31,343,926
Accumulated other comprehensive (loss)/income	(455,332)	1,177,622

Total stockholders’ equity	303,030,788	315,971,767

Total liabilities and stockholders’ equity	477,593,326	584,348,632

The accompanying notes are an integral part of these condensed consolidated financial statements.

StealthGas Inc.
Unaudited Condensed Consolidated Statements of Income
(Expressed in United States Dollars, except share data)

	Quarters Ended		Nine Month Periods Ended
	September 30,		September 30,
	2007	2008	2007	2008

Revenues
Voyage revenues	23,241,691	28,895,043	63,865,847	84,389,367

Expenses
Voyage expenses	1,564,081	1,626,513	3,797,673	3,850,401
Vessels’ operating expenses	6,610,468	8,782,014	17,449,230	23,961,148
Dry-docking costs	116,793	43,401	116,793	510,832
Management fees	1,102,860	1,161,250	2,943,710	3,419,065
General and administrative expenses	1,900,331	1,672,909	3,596,361	5,133,658
Depreciation	4,468,629	5,976,036	11,932,622	17,128,670
Net gain on sale of vessels	—	—	—	(1,673,321)

Total expenses	15,763,162	19,262,123	39,836,389	52,330,453

Income from operations	7,478,529	9,632,920	24,029,458	32,058,914

Other income and (expenses)
Interest and finance costs	(2,538,701)	(2,361,087)	(7,408,536)	(7,581,916)
Change in fair value of derivatives	(1,751,915)	(1,956,211)	(1,450,339)	(2,497,747)
Interest income	831,801	65,551	1,203,329	457,612
Foreign exchange loss	(19,528)	(12,316)	(62,247)	(198,788)

Other expenses, net	(3,478,343)	(4,264,063)	(7,717,793)	(9,820,839)

Net income	4,000,186	5,368,857	16,311,665	22,238,075

Earnings per share
-Basic	0.19	0.24	0.99	1.01

- Diluted	0.19	0.24	0.99	1.00

-Cash dividends declared	0.1875	0.1875	0.5625	0.5625

Weighted average number of shares
-Basic	20,574,635	22,114,105	16,480,829	22,114,105

-Diluted	20,633,070	22,233,081	16,500,522	22,194,740

The accompanying notes are an integral part of these condensed consolidated financial statements.

StealthGas Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	For The Nine Month Periods Ended
	September 30,
	2007	2008

Cash flows from operating activities
Net income for the period	16,311,665	22,238,075

Items included in net income not affecting cash flows:
Depreciation and amortization of deferred finance charges	11,990,655	17,213,467
Amortization of fair value of time charter	(805,362)	(871,638)
Share based compensation	990,380	1,614,511
Change in fair value of derivatives	1,450,339	1,440,120
Gain on sale of vessels	—	(1,673,321)

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade receivables	(453,740)	160,545
Claims receivable	(12,450)	(3,523)
Inventories	(209,937)	(526,754)
Advances and prepayments	73,936	(87,430)
Increase/(decrease) in
Payable to related party	(1,076,762)	(3,700,172)
Trade accounts payable	1,356,248	236,766
Other accrued liabilities	(1,227,700)	1,199,437
Deferred income	(128,774)	(255,269)

Net cash provided by operating activities	28,258,498	36,984,814

Cash flows from investing activities
Insurance proceeds	269,893	—
Advances for vessel under construction and acquisitions	(1,700,000	(22,893,343)
Proceeds from sale of vessels, net	—	26,883,889
Acquisition of vessels	(104,186,223)	(145,173,795)
(Increase)/decrease in restricted cash account	(483,683)	4,464,202

Net cash (used in) investing activities	(106,100,013)	(136,719,047)

Cash flows from financing activities
Capital stock	76,601	—
Follow-on offering	129,600,000	—
Underwriters’ over allotment option exercised	8,281,890	—
Stock Issuance costs	(8,172,803)	—
Dividends paid	(9,536,270)	(12,544,561)
Deferred finance charges	(145,795)	(245,675)
Customer deposits	1,984,385	(306,772)
Loan repayment	(41,483,885)	(19,530,636)
Proceeds from short-term bridge facility	26,500,000	—
Proceeds from long-term debt	27,067,500	115,745,000

Net cash provided by financing activities	134,171,623	83,117,356

Net increase/(decrease) in cash and cash equivalents	56,330,108	(16,616,877)
Cash and cash equivalents at beginning of year	11,146,871	33,114,872

Cash and cash equivalents at end of period	67,476,979	16,497,995

Supplemental Cash Flow Information:
Cash paid during the period for interest	7,840,223	8,875,987

Non cash items:
Fair value of below market acquired time charter	1,572,000	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)

1. Interim Financial Statements
The unaudited condensed consolidated financial statements include the accounts of StealthGas Inc. and its wholly consolidated owned subsidiaries (collectively referred to as the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information. The unaudited condensed consolidated financial statements have been prepared in accordance with the accounting policies described in the Company’s 2007 Annual Report on Form 20-F and should be read in conjunction with the consolidated financial statements and notes thereto.
Certain information and footnote disclosures normally included in financial statements prepared in conformity with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain reoccurring adjustments necessary to present fairly the Company’s financial position as of September 30, 2008, and the results of its operations and its cash flows for the nine month periods ended September 30, 2007 and 2008.
2. Organization
StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004 and, as of September 30, 2008 owned a fleet of thirty-seven liquefied petroleum gas (LPG) carriers and two medium range (M.R.) type product carriers providing worldwide marine transportation services under long, medium or short-term charters.
As of September 30, 2008, StealthGas Inc. included the ship-owing companies listed below:
LPG carriers

		Acquisition /
Name of Company	Vessel Name	Disposition Date	cbm

VCM Trading Ltd.	Ming Long	October 12, 2004	3,515.55
Gaz De Brazil Inc.	Gas Prodigy	October 15, 2004	3,014.59
LPGONE Ltd.	Gas Tiny	October 29, 2004	1,319.96
Geneve Butane Inc.	Gas Courchevel	November 24, 2004	4,102.00
Matrix Gas Trading Ltd.	Gas Shanghai	December 7, 2004	3,525.92
Pacific Gases Ltd.	Gas Emperor	February 2, 2005	5,009.07
Semichlaus Exports Ltd.	Gas Ice	April 7, 2005	3,434.08
Ventspils Gases Ltd.	Gas Arctic	April 7, 2005	3,434.08
Industrial Materials Inc.	Birgit Kosan	April 11, 2005	5,013.33
Independent Trader Ltd.	Gas Oracle	April 26, 2005 (sold on January 28, 2008)	3,014.59
Aracruz Trading Ltd.	Gas Amazon	May 19, 2005	6,562.41
Continent Gas Inc.	Gas Chios	May 20, 2005	6,562.09
Empire Spirit Ltd.	Sweet Dream	May 31, 2005	5,018.35
Jungle Investment Limited	Gas Cathar	July 27, 2005	7,517.18
Northern Yield Shipping Ltd.	Gas Legacy	October 27, 2005	3,500.00
Triathlon Inc.	Gas Marathon	November 2, 2005	6,572.20
Iceland Ltd.	Gas Crystal	November 11, 2005	3,211.04
Soleil Trust Inc.	Gas Sincerity	November 14, 2005	4,128.98
East Propane Inc.	Catterick	November 24, 2005	5,001.41
Petchem Trading Inc.	Gas Spirit	December 16, 2005	4,112.18
Malibu Gas Inc.	Feisty Gas*	December 16, 2005	4,111.24

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)

2. Organization — Continued

		Acquisition /
Name of Company	Vessel Name	Disposition Date	cbm

Balkan Holding Inc.	Gas Czar	February 14, 2006	3,509.65
Transgalaxy Inc.	Gas Fortune	February 24, 2006	3,512.78
International Gases Inc	Gas Zael*	April 03, 2006	4,111.24
Balkan Profit Ltd	Gas Eternity	March 09, 2006	3,528.21
Oxfordgas Inc.	Lyne	May 19, 2006	5,013.90
Energetic Peninsula Limited	Sir Ivor	May 26, 2006	5,000.00
Ocean Blue Limited	Gas Nemesis	June 15, 2006 (sold on January 29, 2008)	5,016.05
Baroness Holdings Inc.	Batangas	June 30, 2006	3,244.04
Evolution Crude Inc.	Gas Flawless	February 1, 2007	6,300.00
Aura Gas Inc.	Sea Bird	May 18, 2007	3,518.00
European Energy Inc.	Gas Renovatio	May 29, 2007 (sold on March 19, 2008)	3,312.50
Fighter Gas Inc.	Gas Icon	June 27, 2007	5,000.00
Luckyboy Inc.	Chiltern	June 28, 2007	3,312.00
Italia Trades Inc.	Gas Evoluzione	July 23, 2007	3,517.00
Studio City Inc.	Gas Kalogeros	July 27, 2007	5,000.00
Gastech Inc.	Gas Sikousis	August 03, 2007	3,500.00
Espace Inc.	Gas Sophie	October 15, 2007	3,500.00
Cannes View Inc.	Gas Haralambos	October 30, 2007	7,000.00
Ecstasea Inc.	Gas Premiership	March 19, 2008	7,200.00
Spacegas Inc.	Gas Defiance	August 1, 2008	5,000.00

Name of Company	Vessel Name	To be delivered on	cbm

Financial Power Inc.	Gas Shuriken	November 2008	5,000.00
Tankpunk Inc.	Gas Natalie	December 2008	3,213.92
Sound Effex Inc.	Gas Exelero	March 2009	3,500.00
Revolution Inc.	Gas Astrid	May 2009	3,500.00
Pelorus Inc.	Hull K 421	September 2010	5,000.00
Rising Sun Inc.	Hull K 422	November 2010	5,000.00
Carinthia Inc.	Hull K 423	March 2011	5,000.00
Tatoosh Beauty Inc.	Hull K 424	July 2011	7,500.00
Octopus Gas Inc.	Hull K 425	December 2011	7,500.00
M.R. type product carriers

Name of Company	Vessel Name	Acquisition Date	dwt

Clean Power Inc.	Navig8 Fidelity	January 9, 2008	46,754.29
MR Roi Inc.	Navig8 Faith	February 27, 2008	46,754.29

Name of Company	Vessel Name	To be delivered on	dwt

King of Hearts Inc.	Stealth SV	April 2009	47,000.00
Castell Castle Inc.	Stealth Argentina	November 2009	50,500.00

*	On April 3, 2006, the “Feisty Gas” was delivered to International Gases Inc., subsidiary of StealthGas Inc., and renamed to “Gas Zael”.
The Company’s vessels are managed by Stealth Maritime Corporation S.A. — Liberia (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by the article 4 of law 2234/94. (See Note 5).

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)

3. Significant Accounting Policies
A discussion of the Company’s significant accounting policies can be found in the Annual Report on Form 20-F for the fiscal year ended December 31, 2007. There have been no material changes to these policies in the nine month period ended September 30, 2008. Effective January 1, 2008, the Company adopted FASB Statement No. 157 “Fair Value Measurements” (“SFAS 157”) which had no effect on the Company’s consolidated financial statements. In addition, on January 1, 2008, the Company made no elections to account for its monetary assets and liabilities at fair values as allowed by FASB statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).
4. Recent Accounting Pronouncements
In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on the Company’s consolidated financial condition, results of operations or cash flows.
In May 2008 the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FASB No. 162”). The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. This statement is effective sixty days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 162 on our consolidated results of operations, cash flows and financial condition.
5. Transactions with Related Party
The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, effective after an amendment on January 1, 2007 of the Management Agreement. For the nine month periods ended September 30, 2007 and 2008, total brokerage commissions of 1.25% amounted to $783,064 and $1,035,927, respectively, ($272,984 and $351,883 for the quarters ended September 30, 2007 and 2008, respectively) and were included in voyage expenses. For the nine month periods ended September 30, 2007 and 2008, the management fees were $2,943,710 and $3,419,065, respectively ($1,102,860 and $1,161,250 for the quarters ended September 30, 2007 and 2008, respectively).
The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. As of December 31, 2007 and September 30, 2008 the amounts of $1,008,090 and $1,340,000, respectively, were capitalized to the cost of the vessels and as of September 30, 2008 the amount of $272,750 was recognized as expense relating the sale of vessels and is included in the consolidated statement of income under the caption “Net gain on sale of vessels”.
The Manager has subcontracted the technical management of the vessels to three unaffiliated ship-management companies, V.Ships Limited (“V.Ships”), EMS Ship Management (“EMS”) and Swan Shipping Corporation (Manila). These companies provide technical management to the Company’s

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)

5. Transactions with Related Party — Continued
vessels for a fixed annual fee per vessel. Such fees for the nine month periods ended September 30, 2007 and 2008 amounted to $747,247 and $782,226, respectively ($259,447 and $276,354 for the quarters ended September 30, 2007 and 2008, respectively) and are included in the total management fees of $2,943,710 and $3,419,065, respectively.
In addition to management services, the Company reimburses the Manager for compensation of our Chief Executive Officer, our Chief Financial Officer, our Internal Auditor and our Deputy Chairman and Executive Director for the amounts of $1,342,138 and $2,286,911 for the nine month periods ended September 30, 2007 and 2008, respectively, ($516,100 and $726,265 for the quarters ended September 30, 2007 and 2008, respectively) and are included in the consolidated statement of income under the caption “General and administrative expenses”.
The current account balance with the Manager at December 31, 2007 and at September 30, 2008 was a liability of $7,846,691 and $4,146,519, respectively. The liability represents revenues collected less payments made by the Manager on behalf of the ship-owning companies.
The Company occupies office space that is owned by an affiliated company of the Vafias Group with which it has a three-year cancelable agreement for the provided office facilities. Rental expense for the nine month periods ended September 30, 2007 and 2008 amounted to $24,565 and $36,932, respectively ($8,506 and $11,661 for the quarters ended September 30, 2007 and 2008, respectively).
6. Inventories
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2007	September 30, 2008

Bunkers	101,050	559,008
Lubricants	735,315	804,111

Total	836,365	1,363,119

7. Advances for Vessels Under Construction and Acquisitions
During the nine month period ended September 30, 2008, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, December 31, 2007	12,450,000
Advances for vessels acquisitions	11,500,000
Advances for vessels under construction	11,120,002
Capitalized interest	273,341
Vessels delivered	(12,450,000)

Balance, September 30, 2008	22,893,343

The amounts shown in the accompanying consolidated balance sheets as of December 31, 2007 and September 30, 2008 amounting to $12,450,000 and $22,893,343, respectively, represent advance payments to a ship-builder for five LPG carriers under construction and to sellers for four new re-sale M.R. product tankers and one second-hand LPG carrier.
As of December 31, 2007, the two vessels under construction and the one second-hand LPG carrier, named “Navig8 Fidelity” (formerly “Hull No. 3013”), “Navig8 Faith” (formerly “Hull No. 3014”)

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)

7. Advances for Vessels Under Construction and Acquisitions — Continued
which which were delivered to the Company on January 9, 2008 and on February 27, 2008, respectively, and “Gas Premiership” (formerly “Premiership”), which was delivered to the Company on March 19, 2008, had a total purchase price of $134,000,000.
On February 25, 2008, the Company signed contracts with Mitsubishi Corporation of Japan for the construction of five LPG carriers scheduled for delivery between September 2010 and December 2011, at an aggregate contract price of Yen 12,008,000,000 (approx. $111,185,185 based upon the prevailing USD/JPY exchange rate of $1.00:JPY 108). On February 29, 2008, the Company paid the first 10% installment of Yen 1,200,800,000 ($11,120,002).
On March 18, 2008, the Company entered into a memorandum of agreement to acquire from an unaffiliated entity an under construction M.R. type product carrier named “Stealth SV” (formerly “Hull No. 2139”) which is scheduled to be delivered in the second quarter of 2009. The purchase price of this vessel is $57,500,000. On March 27, 2008, the Company paid 10% of the purchase price, to a joint escrow account in the name of the seller and buyer.
On June 25, 2008, the Company entered into a memorandum of agreement to acquire from an unaffiliated entity an under construction M.R. type product carrier named “Stealth Argentina” (formerly “Hull No 061”) which is scheduled to be delivered in the fourth quarter of 2009. The purchase price of this vessel is $57,500,000. On June 30, 2008, the Company paid 10% of the purchase price, to a joint escrow account in the name of the seller and buyer.
On July 4, 2008, the Company signed a Letter of Intent with a shipyard in China to construct two 156,000 deadweight Suezmax oil tankers with a contract price of $85,800,000 each for delivery between May and July and between July and September 2011 respectively. There were no advance payments made for these vessels.
8. Vessels, net

		Accumulated
	Vessel cost	Depreciation	Net Book Value

Balance, December 31, 2007	428,842,324	(33,747,002)	395,095,322
Acquisitions	157,623,795	—	157,623,795
Depreciation for the period	—	(17,128,670)	(17,128,670)

Balance, September 30, 2008	586,466,119	(50,875,672)	535,590,447

The Company acquired the vessels “Navig8 Fidelity”, “Navig8 Faith”, “Gas Premiership” and “Gas Defiance” on January 9, 2008, February 27, 2008, March 19, 2008 and August 1 2008, respectively, at respective cash purchase prices of $57,500,000, $57,500,000, $19,000,000 and $22,160,000 and related capitalized costs of $1,463,795.
On November 8, 2007 the Company concluded memoranda of agreement for the disposal of the vessels “Gas Oracle”, “Gas Nemesis” “Gas Renovatio” to unaffiliated third parties for $6,000,000, $10,750,000 (plus an amount of $443,999 which represents the dry-docking cost incurred in 2007) and $10,525,000, respectively. The vessels were delivered to her new owners on January 28, 2008, January 29, 2008 and March 19, 2008, respectively, realized an aggregate gain from the sale of vessels of approximately $1,673,321 which is included in the Company’s condensed consolidated statement of income.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)

8. Vessels, net — Continued
On February 29, 2008, the Company entered into separate memoranda of agreement with affiliated parties to acquire one second hand LPG carrier named “Gas Natalie” with expected delivery in December 2008 and four under construction LPG carriers, the “Gas Defiance”, the “Gas Shuriken which were delivered on August 1, 2008 and November 3, 2008, respectively, the Gas Exelero (formerly Hull “K411”) and Gas Astrid (formerly Hull “K412”) with expected delivery in March 2009 and May 2009, respectively. There were no advance payments made for these vessels. The aggregate purchase price of all these vessels is $92,620,000.
9. Fair value of acquired time charter
The fair value of the time charters acquired at below / (above) fair market charter rates on the date of vessels’ acquisition is summarized below. These amounts are amortized on a straight-line basis to the end of the charter period. For the nine month periods ended September 30, 2007 and 2008, the amounts of $805,360 and $871,638, respectively ($515,699 and $134,227 for the quarters ended September 30, 2007 and 2008, respectively), are included in voyage revenues.

				Amortization for
		Fair value of	Total accumulated	the nine month	Unamortized balance
		acquired time	amortization as at	period ended	as at September 30,
Vessel	End of Time Charter	Charter	December 31, 2007	September 30, 2008	2008
Fair value of acquired time charter — Liability
Sir Ivor	April 2009	479,000	(262,417)	(123,120)	93,463
Lyne	April 2009	483,000	(266,035)	(123,338)	93,627
Batangas	June 2008	340,000	(255,349)	(84,651)	—
Sea Bird II	May 2009	409,000	(127,007)	(153,304)	128,689
Gas Renovatio	January 2008	310,000	(271,093)	(38,907)	—
Chiltern	March 2008	300,000	(201,444)	(98,556)	—
Gas Kalogeros	May 2008	411,000	(231,280)	(179,720)	—
Gas Sikousis	May 2008	142,000	(71,958)	(70,042)	—

Total		2,874,000	(1,686,583)	(871,638)	315,779

10. Deferred Finance Charges
Gross deferred finance charges amounting to $512,795 and $758,470 as at December 31, 2007 and September 30, 2008, respectively, represent fees paid to the lenders for obtaining the related loans, net of amortization. For the nine month periods ended September 30, 2007 and 2008, the amortization of deferred financing charges amounted to $58,033 and $84,797, respectively ($37,251 and $31,429 for the quarters ended September 30, 2007 and 2008, respectively) and is included in Interest and finance costs in the accompanying condensed consolidated statements of income.
11. Deferred Income
The amounts shown in the accompanying consolidated balance sheets amounted to $3,972,370 and $3,717,101 represent time charter revenues received in advance as of December 31, 2007 and as of September 30, 2008, respectively.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)

12. Customer Deposits
These amounts represent deposits received from charterers as guarantees and comprised as follows:
(a) On September 26, 2006 an amount of $1,320,000 was received from the bareboat charterer of LPG carrier “Ming Long” which is equal to one-year hire. This amount plus any interest earned ($113,228 up to September 30, 2008) will be returned to the charterer at the end of the three years bareboat charter.
(b) On December 6, 2006 an amount of $643,500, net of commission of $16,500, was received from the charterer of LPG carrier “Gas Oracle” which is equal to three-months hire. On October 15, 2007 the amount of $420,000 was deducted from the above deposit and transferred under the “Gas Tiny” new charter as deposit equal to three-months hire. This amount was returned to the charterer on September 8, 2008.
(c) On January 30, 2007 an amount of $367,500 was received from the bareboat charterer of LPG carrier “Gas Eternity” which is equal to three-months hire. This amount followed by a subsequent receipt of an nine-months hire on April 12, 2007 amounted to $1,102,500 plus any interest earned ($96,389 up to September 30, 2008) will be returned to the charterer at the end of the three years bareboat charter.
(d) On June 8, 2007 an amount of $449,978 was received from the bareboat charterer of LPG carrier “Gas Monarch” which is equal to three-months hire. This amount followed by a subsequent receipt of an nine-months hire on October 23, 2007 amounted to $1,349,978 plus any interest earned ($67,748 up to September 30, 2008) will be returned to the charterer at the end of the three years bareboat charter.
13. Long-term Debt

	Fortis Bank	DnB Nor Bank	Scotia Bank	Deutche Bank	National Bank	Total

December 31, 2007	62,705,000	76,556,015	6,497,514	—	—	145,758,529
Additions	—	15,750,000	43,125,000	40,250,000	16,620,000	115,745,000
Payments	(4,552,290)	(11,850,596)	(1,877,750)	(1,250,000)	—	(19,530,636)

September 30, 2008	58,152,710	80,455,419	47,744,764	39,000,000	16,620,000	241,972,893

On January 8, 2008, the Company, under the terms of Scotiabank Facility, drawdown the second advance of $43,125,000 to part finance the acquisition of the “Navig8 Fidelity” (formerly “Hull No 3013”).
On January 17, 2008 the Company signed a commitment letter with the Deutsche Bank to partially finance the acquisition of one new, under construction M.R. product carrier, named “Navig8 Faith”, by one of the Company’s wholly owned subsidiaries. The senior secured term loan facility amounted to $40,250,000 and was fully drawn down in one tranche on February 19, 2008. The tranche is repayable in forty-seven consecutive quarterly installments of $625,000 each three months after the drawdown, plus a balloon payment of $10,875,000 payable together with the last installment. The term loan charges interest at LIBOR plus 0.70% and is secured by first priority mortgage over the vessel involved, plus the assignment of the vessel insurances, earnings and the pledge of the Company’s earnings account with the lender, and the guarantee of the ship-owning company, as owner of the vessel.
On February 13, 2008 the Company signed a commitment letter with the DnB NOR Bank to partially finance the acquisition of one second hand LPG vessel, named “Gas Premiership”, by one of the Company’s wholly owned subsidiaries. The senior secured term loan facility amounted to $15,750,000 and was fully drawn down on March 19, 2008 and is repayable in sixteen semi-annual installments of $690,000 each plus a balloon payment of $4,710,000 payable together with the last installment.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)

13. Long-term Debt — Continued
The term loan charges interest at LIBOR plus 0.85% and is secured by a first priority mortgage over the vessel involved and cross-collateralized with security vessels under the “DnB Loan” plus the assignment of the vessel’s insurances, earnings and the vessel’s operating and retention account, and the guarantee of StealthGas Inc.
On February 25, 2008, the Company signed a commitment letter with Emporiki Bank, secured by the Gas Sikousis and the Gas Kalogeros, two vessels already owned by two of the Company’s wholly-owned subsidiaries. The senior secured term loan facility amounted to $29,437,000 and was drawn down in full in October 2008 in connection with the part funding of deposits required for vessels under construction as ordered by the Company. The term loan is repayable in twenty four semi-annual installments of $858,583 each plus a balloon payment of $8,831,008 payable together with the last installment. The term loan’s interest rate is LIBOR plus 0.90%. In addition to first priority mortgages over the Gas Sikousis and the Gas Kalogeros, the term loan is secured by the assignment of these vessels’ insurances, earnings and operating and retention accounts and Company’s guarantee.
On July 30, 2008 the Company entered into a $33,240,000 facility agreement with the National Bank of Greece (the “NBG Facility”) to partially finance the acquisition of two under construction LPG carriers, named “Gas Defiance”, and “Gas Shuriken” by two of the Company’s wholly owned subsidiaries. The NBG facility will be fully drawn down in two tranches of $16,620,000 in August and November 2008 upon delivery of each vessel. The first tranche amounted to $16,620,000 was drawn down on August 1, 2008. The tranches will be repayable in twenty-four consecutive semi-annual installments of $969,500 each six months after the final drawdown and in no case later than nine months after the first drawdown, plus a balloon payment of $9,972,000 payable together with the last installment. The first tranche amounted to $16,620,000 was drawn down on August 1, 2008 to part finance the acquisition of the “Gas Defiance”. The term loan will charge interest at LIBOR plus 0.95% until the repayment of the third installment and 0.80% thereafter and will be secured by first priority mortgage over the vessels involved, plus the assignment of the vessels’ insurances, earnings and the pledge of the Company’s earnings account with the lender, and the guarantee of the ship-owning companies, as owners of the vessels.
On August 4, 2008 the Company signed a commitment letter with the Nordea Bank Finland Plc, London Branch (“Nordea”) to provide financing of its working capital with an amount of $70,000,000. As at December 4, 2008 this facility was canceled.
On September 1, 2008 the Company signed a commitment letter with Scotiabank (Ireland) Limited to part finance the construction of a 156,000 deadweight Suezmax tanker to be constructed in China for delivery in July 2011. The senior secured term loan facility amounted to $64,350,000 and is expected to be drawn down in stages as the vessel is constructed. The term loan once fully drawn down upon the delivery of the vessel, which is expected in July 2011, is repayable, commencing six months after drawdown in 14 consecutive semi-annual installments of $1,935,000 each plus a balloon payment of $37,260,000 payable together with the last installment. The term loan’s interest rate is LIBOR plus 1.30%. In addition to first priority mortgage over the vessel, the term loan is secured by the assignment of the vessel’s insurances, refund guarantees from the shipyard, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary. As at December 4, 2008 this facility was canceled.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)

13. Long-term Debt — Continued
On September 11, 2008, the Company signed a commitment letter with KFW IPEX-Bank Limited to part finance the construction of a 156,000 deadweight Suezmax tanker to be constructed in China for delivery in April 2011. The senior secured term loan facility amounted to $64,500,000 and is expected to be drawn down in stages as the vessel is constructed. The term loan once fully drawn down upon the delivery of the vessel, which is expected in April 2011, is repayable, commencing three months after drawdown in 40 consecutive quarterly installments of $1,075,000 each plus a balloon payment of $21,500,000 payable together with the last installment. The term loan’s interest rate is LIBOR plus 1.30%. In addition to first priority mortgage over the vessel, the term loan is secured by the assignment of this vessel’s insurances, refund guarantees from the shipyard, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary. As at December 4, 2008 this facility was canceled.
On September 18, 2008, the Company signed a commitment letter with EFG Eurobank Ergasias S.A. to part finance the acquisition of one under construction M.R. type product carrier named “Stealth SV” (formerly “Hull No. 2139”) to be constructed in Korea for delivery in the second quarter of 2009. The senior secured term loan facility will be the lesser of the amount of $41,000,000 and the 75% of the vessel’s charter free market value at the time of delivery. The term loan will be drawn down in one tranche upon the delivery of the vessel, which is expected in April 2009, and will be repayable, with the first installment commencing three months after the drawdown in ten consecutive quarterly installments of $850,000 each and thirty consecutive quarterly installments of $550,000 each plus a balloon payment of $16,000,000 payable together with the last installment. The term loan’s interest rate is LIBOR plus 1.50%. In addition to first priority mortgage over the vessel, the term loan is secured by the assignment of this vessel’s insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.
The annual principal payments to be made, for the four loans, after September 30, 2008 are as follows:

Year ended	Amount

2009	21,362,118
2010	20,736,620
2011	20,736,620
2012	20,736,620
2013	20,736,620
Thereafter	137,664,295

Total	241,972,893

Total bank loan interest expense for the nine month periods ended September 30, 2007 and 2008 amounted to $7,137,997 and $7,264,665, respectively ($2,451,715 and $2,223,203 for the quarters ended September 30, 2007 and 2008, respectively), and is included in Interest and finance costs in the accompanying condensed consolidated statements of income.
At September 30, 2008, the Company was in compliance with all covenants under the term loans and the amount outstanding of $241,972,893 bore an average interest rate (including the margin) of 4.19%.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)

14. Interest Rate Swap Agreements — Foreign Currency Contract
On January 15, 2008, the Company entered into an agreement to enter into an interest rate swap in regard to the “Fortis Loan” in order to hedge the Company’s variable interest rate exposure. The amount of the swap is $41,702,995 over its five-year life commencing January 17, 2008. The rate is fixed throughout the period at 3.66%.
On March 18, 2008, the Company entered into an agreement to enter into an interest rate swap in regard to the “Deutsche Bank Loan” in order to hedge the Company’s variable interest rate exposure. The notional amount of the swap is $40,250,000 over its five-year life commencing March 20, 2008. The rate is fixed throughout the period at 3.09%.
On August 5, 2008 the Company entered into a foreign currency forward contract to hedge part of its exposure to fluctuations of its anticipated cash payments in Japanese Yen relating to certain vessels under construction described in note 7. Under the contract the Company will convert approximately JPY5.4 billion of cash outflows to U.S. dollars at various dates from 2009 to 2011. As of September 30, 2008, the Company has recorded an asset of $119,268 related to the fair value of this forward contract.
As of September 30, 2008, the Company is a party to six floating-to-fixed interest rate swaps, which are designated and qualified as cash flow hedges, with various major financial institutions covering notional amounts aggregating approximately $163,172,710 pursuant to which it pays fixed rates ranging from 3.09% to 5.58% and receives floating rates based on LIBOR (approximately 2.87% as of September 30, 2008). As an effect, due to above interest rate swaps, the Company incurred additional interest expense of $1,057,627 for the three and nine month period ended September 30, 2008 which was recognized in the accompanying condensed consolidated statement of income under the caption “Change in fair value of derivatives”.
Four from the above swap agreements did not meet hedge accounting criteria and accordingly changes in its fair value amounted to $1,450,339 (loss) and $1,559,388 (loss) for the nine month periods ended September 30, 2007 and 2008, respectively, ($1,751,915 (loss) and $1,017,852 (loss) for the quarters ended September 30, 2007 and 2008, respectively) were recognized in the accompanying condensed consolidated statement of income. The changes in fair value of the two swap agreements which qualified as effective cash flow hedge were recorded as a component in comprehensive income and as of September 30, 2007 and 2008 amounted to $25,076 (income) and $1,632,954 (income), respectively. These agreements contain no leverage features and have maturity dates ranging from September 2011 to March 2016.
Under SFAS No. 157, the interest rate (LIBOR) used in the measurement of the swaps’ fair value falls into level 2 of the hierarchy for ranking the quality and reliability of the information used to determine fair values. As of September 30, 2008, the Company has recorded an asset of $1,371,177 and a liability of $4,586,500 related to the fair values of these swaps.
15. Equity Compensation Plan
The Company’s board of directors has adopted an Equity Compensation Plan (“the Plan”), under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s board of directors may terminate the Plan at any time. The Plan expires ten years from the date of adoption.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)

15. Equity Compensation Plan — Continued
On March 18, 2008, the Company granted 9,396 of non-vested restricted shares to the Deputy Chairman of the Board and Executive Director of the Company and 16,609 restricted shares to certain employees of the “Manager” (a related party) under the Plan, treated as non-employees for stock based compensation recording purposes. The fair value of each share granted was $13.52 which is equal to the market value of the Company’s common stock on the day of a grant. The restricted shares will be vested over 3 years from the grant date, (13,003 shares on March 18, 2009, 6,501 shares on March 18, 2010 and 6,501 shares on March 18, 2011).
As of September 30, 2007 a total of 250,005 restricted shares had been granted under the Plan since the first grant in the third quarter of 2007.
Management has selected the accelerated method allowed by SFAS No. 123(R) Share-Based Payment with respect to recognizing stock based compensation expense for restricted share awards with graded vesting because it considers that this method to better match expense with benefits received. In addition, non-vested awards granted to non-employees are measured at its then-current fair value as of the financial reporting dates until non-employees complete the service. The stock based compensation expense for the restricted vested and non-vested shares for the nine month periods ended September 30, 2007 and 2008 amounted to $990,380 and $1,614,511, respectively ($990,380 and $559,973 for the quarters ended September 30, 2007 and 2008, respectively), and is included in the consolidated statement of income under the caption “General and administrative expenses”.
A summary of the status of the Company’s vested and non-vested restricted shares for the nine month period ended September 30, 2008, is presented below:

		Weighted average
	Number of	grant date fair value
	restricted shares	per non-vested share

Non-vested, January 1, 2008	170,000	16.34
Granted	26,005	13.52
Vested	—	—
Forfeited	—	—

Non-vested, September 30, 2008	196,005	15.97

As of September 30, 2008, there was $1,114,038 of total unrecognized compensation cost related to non-vested restricted shares granted under this Plan. That cost is expected to be recognized over an average period of 1.3 years.
16. Earnings per share
Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.
Diluted earnings per share give effect to all potentially dilutive securities. Our non-vested restricted shares were potentially dilutive securities during the nine month periods ended September 30, 2008. The difference between basic and diluted weighted-average number of shares outstanding was the dilutive effect of the non-vested restricted shares and is computed as follows:

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)

16. Earnings per share — Continued

	Quarters ended		Nine month Periods ended
	September 30,		September 30,
	2007	2008	2007	2008

Net income	4,000,186	5,368,857	16,311,665	22,238,075

Basic Weighted average shares — outstanding	20,574,635	22,114,105	16,480,829	22,114,105
Effect on dilutive securities:
Non-vested restricted shares	58,435	118,976	19,693	80,635

Diluted Weighted average shares — outstanding	20,633,070	22,233,081	16,500,522	22,194,740

Basic earnings per share	0.19	0.24	0.99	1.01

Diluted earnings per share	0.19	0.24	0.99	1.00

17. Dividends Paid
On February 19, 2008 the Company’s Board of Directors declared a cash dividend for 22,284,105 common shares outstanding of $0.1875 per common share, payable on March 5, 2008 to stockholders of record on February 29, 2008. The total amount of $4,178,270 was paid on March 03, 2008.
On May 27, 2008 the Company’s Board of Directors declared a cash dividend for 22,310,110 common shares outstanding of $0.1875 per common share, payable on June 13, 2008 to stockholders of record on June 6, 2008. The total amount of $4,183,146 was paid on June 11, 2008.
On August 19, 2008 the Company’s Board of Directors declared a cash dividend for 22,310,110 common shares outstanding of $0.1875 per common share, payable on September 5, 2008 to stockholders of record on August 29, 2008. The total amount of $4,183,146 was paid on September 3, 2008.

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)

18. Voyage Expenses and Vessel Operating Expenses
The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

			Nine Month Periods
	Quarters ended Sept 30,		ended June 30,
	2007	2008	2007	2008

Voyage Expenses
Port expenses	457,073	163,985	959,281	350,237
Bunkers	478,117	621,903	941,516	1,166,263
Commissions charged by third parties	356,774	393,445	1,012,449	1,194,190
Commissions charged by related party	272,984	351,883	783,064	1,035,927
Other voyage expenses	-867	95,297	101,363	103,784

Total	1,564,081	1,626,513	3,797,673	3,850,401

			Nine Month Periods
	Quarters ended Sept 30,		ended June 30,
	2007	2008	2007	2008

Vessels’ Operating Expenses
Crew wages and related costs	3,538,399	5,099,834	9,460,474	13,824,092
Insurance	446,248	405,239	1,193,656	1,132,133
Repairs and maintenance	970,060	1,153,537	2,375,506	3,339,925
Spares and consumable stores	1,170,062	1,372,206	3,010,878	3,694,444
Miscellaneous expenses	485,699	751,198	1,408,716	1,970,554

Total	6,610,468	8,782,014	17,449,230	23,961,148

19. Commitments and Contingencies
•	From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any significant legal proceedings or claims.

•	In January 2005, the Company entered into a three-year cancelable operating lease for its office facilities that terminated in January 2008. In January 2008, the Company entered into a new two-year cancelable operating lease for its office facilities that terminates in January 2010. Rental expense for the nine month periods ended September 30, 2007 and 2008 amounted to $24,565 and $36,932, respectively ($8,506 and $11,661 for the quarters ended September 30, 2007 and 2008, respectively). In October 2005, the Company entered into a three-year cancelable operating lease for an armored car that terminates in October 2008. Rental expense for the nine month periods ended September 30, 2007 and 2008 amounted to $34,297 and $38,977, respectively ($11,655 and $12,767 for the quarters ended September 30, 2007 and 2008, respectively) and is recorded in the consolidated statement of income under the caption “General and administrative expenses”.

Future rental commitments were payable as follows:

September 30,	Office Lease	Car Rent	Total

2009	47,056	3,375	50,431
2010	11,764	—	11,764

	58,820	3,375	62,195

StealthGas Inc.
Notes to the condensed consolidated financial statements (unaudited)
(Expressed in United States Dollars)

19. Commitments and Contingencies — Continued
•	As described in Note 7, during the nine month periods ended September 30, 2008 the Company entered into memoranda of agreement with third parties to acquire two vessels under construction and signed contracts and letter of intent with shipyards for the construction of seven vessels. As of September 30, 2008, the unpaid balance of the purchase price for these vessels was $397,786,664, net of $22,620,002 already advanced to the sellers in 2008.

•	As described in Note 8, during the nine month periods ended September 30, 2008 the Company entered into separate memoranda of agreement with affiliated parties to acquire four vessels under construction and one second-hand vessel. As of September 30, 2008, the unpaid balance of the purchase price for these vessels was $70,460,000.
20. Subsequent Events
(a)	On October 9, 2008, under the terms of Emporiki Facility, the Company drew down the amount of $29,437,000 to partially finance the deposits required for vessels under construction as ordered by the Company.

(b)	On October 21, 2008, the Company signed a commitment letter with DnB NOR Bank to partially finance the acquisition of one under construction M.R. type product carrier named “Stealth Argentina” (formerly “Hull No 061”) to be constructed in Korea for delivery in the fourth quarter of 2009. The senior secured term loan facility will be the lesser of the amount of $43,000,000 and the 75% of the vessel’s charter free market value at the time of delivery. The term loan will be drawn down in one tranche upon the delivery of the vessel, which is expected in November 2009, and will be repayable, with the first installment commencing six months after the drawdown in eight consecutive semi-annual installments of $1,700,000 each and eight consecutive semi-annual installments of $1,300,000 each plus a balloon payment of $19,000,000 payable together with the last installment. The term loan’s interest rate is LIBOR plus 2.0%. In addition to a first priority mortgage over the vessel, the term loan is secured by the assignment of the vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.

(c)	On November 3, 2008, the Company took delivery of the “Gas Shuriken”.

(d)	On November 3, 2008, under the terms of NBG Facility, was drawn down the second advance of $16,620,000 to partially finance the acquisition of the “Gas Shuriken”.

(e)	On November 13, 2008, the Company’s Board of Directors declared a cash dividend for 22,310,110 common shares outstanding of $0.1875 per common share, payable on December 1, 2008 to stockholders of record on November 24, 2008. The total amount of $4,183,146 was paid on November 28, 2008.

(f)	On December 1, 2008, the intention to construct two Suezmax tankers in China for delivery in 2011 was suspended pending a decision to be taken in February 2009 if the Company will proceed with these orders based upon to be renegotiated terms.

(g)	On December 22, 2008, the contract to sell the Gas Amazon to a third party was cancelled due to the non-performance of the buyer.